                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the fiscal year ended December 31, 2003

             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER: 1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         GENERAL GROWTH PROPERTIES, INC.
                         -------------------------------
                             110 NORTH WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

         REPORT OF INDEPENDENT REGISTERED PUBLIC
            ACCOUNTING FIRM                                                   1

         FINANCIAL STATEMENTS:

              Statements of net assets available for benefits as of
               December 31, 2003 and 2002                                     2

              Statement of changes in net assets available for benefits
               for the year ended December 31, 2003                           3

              Notes to financial statements                                  4-7

         SUPPLEMENTAL SCHEDULE:

              Schedule of assets (held at the end of year)                  8-10
               as of December 31, 2003

(b)  Exhibit

         23.1 Consent of Deloitte & Touche LLP                                13

NOTE: SUPPLEMENTAL SCHEDULES REQUIRED BY THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 NOT INCLUDED HEREIN ARE NOT APPLICABLE TO THE GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 18, 2004

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002

                                         2003            2002
                                         ----            ----
ASSETS:
Participant-directed investments:
   Mutual funds                      $ 67,199,682    $ 50,038,021
   Employer stock fund                 50,599,567      29,607,803
   CIGNA Direct                         1,377,372       1,417,017
   Outstanding participant loans        2,434,995       2,186,910
                                     ------------    ------------
      Total investments               121,611,616      83,249,751

Receivables:
   Employer contributions               1,358,443       1,067,602
   Participant contributions              234,184           4,752
                                     ------------    ------------
      Total receivables                 1,592,627       1,072,354

NET ASSETS AVAILABLE FOR BENEFITS    $123,204,243    $ 84,322,105
                                     ============    ============

The accompanying notes are an integral part of these financial statements.

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
  Interest and dividend income                     $  2,196,390
  Contributions:
    Participants                                      7,128,293
    Employer                                          4,781,531
    Rollover deposits                                 1,144,342
                                                   ------------
          Total contributions                        13,054,166
  Net appreciation in fair value of investments      31,175,878
                                                   ------------
          Total additions                            46,426,434

DEDUCTIONS:

  Benefit payments                                    7,492,667
  Administrative expenses                                51,629
                                                   ------------
          Total deductions                            7,544,296

NET INCREASE IN PLAN ASSETS                          38,882,138

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                  84,322,105
                                                   ------------
  End of year                                      $123,204,243
                                                   ============

The accompanying notes are an integral part of these financial statements.

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1. DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. CG Trust Company (the "Trustee") is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and GGP Limited Partnership, of which the Company is a wholly-owned subsidiary (collectively, the "Employers"), who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Employers are either (i) employees of companies not owned or controlled by the Employers or (ii) are covered by other qualified plans and therefore are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the financial statements and schedule presented have been prepared in accordance with the financial reporting requirements of ERISA.

On May 28, 2002 and July 10, 2002, respectively, GGP Limited Partnership acquired Victoria Ward, Limited and JP Realty, Inc. At the time of such acquisitions, the employees of the acquired companies became employees of the Employers, as defined above. Effective December 31, 2002, the Plan was amended to allow the full participation of such employees in the Plan. Such amendment also resulted in the merger into the Plan of the former plans covering such employees (the "Former Plans"). As a result of this merger, the Former Plans ceased to exist as independent plans as of December 31, 2002. A total of $6,344,412 was transferred into the Plan assets as of December 31, 2002, representing the assets of the Former Plans covering such employees. The accompanying financial statements include the assets and related activities of the Former Plans as of and for the period ended December 31, 2003.

CONTRIBUTIONS: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 25% of gross earnings, as defined. The maximum before-tax contribution increased from 15% in 2002. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2003, a participant's before-tax contribution was generally limited to $12,000. Also for 2003, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $2,000. The Company will match 100% of the first 4% of earnings contributed for each calendar year, and 50% of the next 2% of the participant's earnings contributions.

PARTICIPANT ACCOUNTS: Separate accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, rollover deposits and allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's vested account. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested. At December 31, 2003, the Plan offered thirteen mutual funds, the stock of the Company's parent, General Growth Properties, Inc. ("GGPI"), a publicly-traded real estate investment trust, a benefit-responsive investment contract and a self-directed account program ("CIGNA Direct") offering direct investment in mutual funds and other investment securities as investment options for

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

participants. As a result of the merger described above, certain amounts relating to the former Victoria Ward, Limited employees were held at December 31, 2002 in Bank of Hawaii mutual funds. Such amounts were transferred in 2003 to investment funds administered by the Trustee.

PARTICIPANT LOANS: Participants may borrow against their account, subject to certain administrative rules that exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

VESTING: Participants are fully vested at all times in all amounts other than the amounts arising from the matching contributions contributed by the Employers prior to January 1, 1998 and the earnings or losses thereon. The Employers' matching amounts contributed prior to January 1, 1998 vested over a six-year period, which ended December 31, 2003. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future Employer matching contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $6,687 and $15,558, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by $6,700 from forfeited nonvested accounts.

TERMINATION: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will become fully vested and be entitled to a distribution.

DISTRIBUTIONS: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts may be paid in lump sum to the participant, or the participant's beneficiary in the event of death. A participant may withdraw contributions by claiming hardship, as defined by the Plan. All distributions will be made in cash, unless the participant elects to receive common stock of GGPI.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The financial statements have been prepared using the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND PARTICIPANT LOANS: Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net unit value of shares held by the Plan at year-end.

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

Participant loans and the benefit-responsive investment contract are stated at the outstanding balance and contract value, respectively, which approximates fair value.

INVESTMENT TRANSACTIONS: Investment income in each fund is recorded and allocated daily among the participants' balances in each fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the plan but had not yet been paid at December 31, 2003 and 2002.

NOTE 3. INVESTMENTS

The following presents investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002:

DESCRIPTION OF INVESTMENT                          2003          2002
                                                   ----          ----
Charter Guaranteed Income Fund                 $ 8,691,394   $ 8,681,098
Times Square Bond Fund                           4,892,407     5,187,590
Small Cap Value/Perkins Wolf McDonnell          14,942,722             -
Small Cap Value Fund/Berger(R)                           -    11,424,942
INVESCO Dynamics Account                         6,832,836     5,670,985
Janus Worldwide Account                          4,478,671     4,045,606
General Growth Properties, Inc. Common Stock    50,599,567    29,607,803

During 2003, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) increased in value by $31,175,878 as follows:

Mutual funds, investment in collective trusts,
 registered investment companies, net             $    12,636,034
Common Stock, net                                      18,539,844
                                                  ---------------
Net appreciation in fair value of investments     $    31,175,878
                                                  ===============

The Plan has a benefit-responsive investment contract with CIGNA's Connecticut General Life Insurance Company ("Connecticut General"). Connecticut General maintains the contributions in the Charter Guaranteed Income Fund account (the "Account"). The Account is credited with earnings on the underlying investments and charged for losses, participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Connecticut General. Contract value represents contributions made under the contract, plus earnings and less losses, participant

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for the year ended December 31, 2003 was approximately 2.88%. The crediting interest rates were approximately 2.90% and 3.90% at December 31, 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 4. INCOME TAX STATUS

The Plan received its latest determination letter on June 18, 2002, applicable for Plan amendments adopted on February 21, 2002, in which the Internal Revenue Service (the "IRS") stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, investments in contracts and collective trusts, interest in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6. RELATED-PARTY TRANSACTIONS

The Plan allows participants to invest in the common stock of GGPI.

Certain Plan investments are shares of funds managed by CIGNA Corporation subsidiaries. CG Trust Company is the trustee as defined by the Plan and a wholly-owned subsidiary of CIGNA Corporation, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to CIGNA Corporation subsidiaries for the investment management services amounted to $51,629 for the year ended December 31, 2003 and are included as a reduction of the return earned on each fund.

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                              SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

          IDENTITY OF ISSUE                     DESCRIPTION OF INVESTMENT                           FAIR VALUE
          -----------------                     -------------------------                           ----------
Mutual Funds:

    Connecticut General Life Insurance    Charter Guaranteed Income Fund                       $          8,691,394
    Connecticut General Life Insurance    Times Square Corporate Bond Fund                                4,892,407
    Connecticut General Life Insurance    CIGNA Lifetime 20 Fund*                                           826,725
    Connecticut General Life Insurance    CIGNA Lifetime 30 Fund*                                         1,064,600
    Connecticut General Life Insurance    CIGNA Lifetime 40 Fund*                                         4,781,083
    Connecticut General Life Insurance    CIGNA Lifetime 50 Fund*                                           619,978
    Connecticut General Life Insurance    CIGNA Lifetime 60 Fund*                                           363,915
    Connecticut General Life Insurance    S&P 500(R) Index                                                3,515,706
    Connecticut General Life Insurance    Large Cap Growth/Goldman Sachs                                  5,279,392
    Connecticut General Life Insurance    Large Cap Value/John A. Levin                                   3,221,875
    Connecticut General Life Insurance    Small Cap Value/Perkins Wolf McDonnell                         14,942,722
    Connecticut General Life Insurance    INVESCO Dynamics Account                                        6,832,836
    Connecticut General Life Insurance    Janus Worldwide Account                                         4,478,671
    Connecticut General Life Insurance    Mid Cap Value/Wellington Management                             3,638,172
    Connecticut General Life Insurance    Cohen & Steers Equity Income - I                                  414,849
    Connecticut General Life Insurance    Mid Cap Growth/Artisan Partners                                 1,861,608
    Connecticut General Life Insurance    Small Cap Growth/Times Square                                   1,148,165
    Connecticut General Life Insurance    Templeton Foreign Account                                         625,584
                                                                                               --------------------
      Subtotal Mutual Funds                                                                    $         67,199,682

Employer Stock Fund:                      General Growth Properties, Inc. - Common Stock       $         50,599,567

                        GENERAL GROWTH MANAGEMENT SAVINGS
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                              SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003 (CONTINUED)

        IDENTITY OF ISSUE                 DESCRIPTION OF INVESTMENT               FAIR VALUE
        -----------------                 -------------------------               ----------
CIGNA Direct:
  Fiserve Securities Inc.             Interest Bearing Cash                 $               99,441
  Arco Chem Co.                       Corporate Debt Instr. - Preferred                     10,050
  Bank of America Corp.               Corporate Debt Instr. - Preferred                     10,921
  Borden Inc. Deb                     Corporate Debt Instr. - Preferred                     11,400
  Georgia Pacific Corp.               Corporate Debt Instr. - Preferred                     10,400
  3M Company                          Corporate Stock - Common                              34,012
  Able Laboratories Inc.              Corporate Stock - Common                               1,807
  Advanced Micro Devices Inc.         Corporate Stock - Common                                 745
  Aetna Inc.                          Corporate Stock - Common                              20,274
  Agere Systems Inc.                  Corporate Stock - Common (Class A)                       113
  Agere Systems Inc.                  Corporate Stock - Common (Class B)                         3
  Alcon Inc.                          Corporate Stock - Common                              18,162
  Amazon Com Inc.                     Corporate Stock - Common                              10,524
  American Standard Companies         Corporate Stock - Common                              15,105
  Annaly Mortgage Mgmt. Inc.          Corporate Stock - Common                               5,152
  Applied Materials Incorporated      Corporate Stock - Common                               1,122
  Applied Micro Circuits Corp.        Corporate Stock - Common                               5,970
  Best Buy Co. Inc.                   Corporate Stock - Common                               7,157
  Boston Scientific Corp.             Corporate Stock - Common                              18,380
  Caremark Rx Inc.                    Corporate Stock - Common                               5,066
  Centra Software Inc.                Corporate Stock - Common                                 988
  China Pete & Chem Corp.             Corporate Stock - Common                               8,882
  Coeur D'Alene Mines Corp. Idaho     Corporate Stock - Common                              22,542
  Conexant Systems Inc.               Corporate Stock - Common                               6,958
  Countrywide Financial Corp.         Corporate Stock - Common                              40,428
  Cree Inc.                           Corporate Stock - Common                                 885
  CV Therapeutics Inc.                Corporate Stock - Common                               6,035
  E Piphany Inc.                      Corporate Stock - Common                              18,025
  E*Trade Financial Corporation       Corporate Stock - Common                              12,650
  Ebay Inc.                           Corporate Stock - Common                              19,383
  Flextronics International Ltd.      Corporate Stock - Common                              12,580
  Ford Motor Co.                      Corporate Stock - Common                              25,600
  Frequency Electronics               Corporate Stock - Common                              23,200
  General Electric Company            Corporate Stock - Common                               1,549
  General Growth Properties, Inc.     Corporate Stock - Common                              16,650
  Hanover Compressor Holding Co.      Corporate Stock - Common                              11,708
  Home Depot Incorporated             Corporate Stock - Common                               1,775
  Hot Topic Inc.                      Corporate Stock - Common                               3,298
  IMCO Recycling Inc.                 Corporate Stock - Common                              20,769
  Imperial Oil Ltd. Com               Corporate Stock - Common                              17,768
  Intel Corporation                   Corporate Stock - Common                              40,864
  Intelli Check Inc.                  Corporate Stock - Common                               5,933
  JDS Uniphase Corp.                  Corporate Stock - Common                                 182
  Knowlegemax Inc.                    Corporate Stock - Common                                   2

                       GENERAL GROWTH MANAGEMENT SAVINGS
                       AND EMPLOYEE STOCK OWNERSHIP PLAN

                              SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003 (CONTINUED)

             IDENTITY OF ISSUE                         DESCRIPTION OF INVESTMENT                                FAIR VALUE
             -----------------                         -------------------------                                ----------
    Kohl's Corp.                               Corporate Stock - Common                                      $          2,247
    Lowe's Cos Incorporated                    Corporate Stock - Common                                                 5,539
    Lucent Technologies Inc.                   Corporate Stock - Common                                                   426
    Medtronic Incorporated                     Corporate Stock - Common                                                 2,431
    Morgan Stanley                             Corporate Stock - Common                                                11,574
    National Commerce Financial Corporation    Corporate Stock - Common                                                 8,184
    Nautilus Group Inc.                        Corporate Stock - Common                                                16,860
    Newmont Mining Corp. Holding Co.           Corporate Stock - Common                                                19,444
    Nextel Communications Inc.                 Corporate Stock - Common (Class A)                                      28,060
    Nissan Mtr Ltd. Sponsored ADR              Corporate Stock - Common                                                17,968
    PF Chang's China Bistro Inc.               Corporate Stock - Common                                                30,528
    Polymedica Corp.                           Corporate Stock - Common                                                 5,260
    Portal Software Inc. Com                   Corporate Stock - Common                                                    67
    Progressive Corp. (Ohio)                   Corporate Stock - Common                                                41,795
    QLogic Corp.                               Corporate Stock - Common                                                 2,579
    Redback Networks Inc.                      Corporate Stock - Common                                                    12
    Research in Motion Ltd.                    Corporate Stock - Common                                                20,049
    Sanmina SCI Corp.                          Corporate Stock - Common                                                   630
    SAP A G Sponsored ADR 5 PAR                Corporate Stock - Common                                                 2,078
    St. Jude Medical Inc.                      Corporate Stock - Common                                                18,405
    Stryker Corp.                              Corporate Stock - Common                                                17,002
    Tellabs Incorporated                       Corporate Stock - Common                                                16,820
    Texas Instruments Incorporated             Corporate Stock - Common                                                 5,876
    Time Warner Inc.                           Corporate Stock - Common                                                 5,397
    Transcanda Corporation                     Corporate Stock - Common                                                15,057
    Triquint Semiconductor Inc.                Corporate Stock - Common                                                   933
    Washington Mutual Inc                      Corporate Stock - Common                                                20,060
    Winnebago Industries Inc.                  Corporate Stock - Common                                                13,750
    Worldcom Inc GA                            Corporate Stock - Common                                                   245
    XM Satellite Radio                         Corporate Stock - Common                                                15,774
    Zimmer Holdings Inc.                       Corporate Stock - Common                                                 4,224
    Amerigas Partners L P Unit                 Part./Joint Venture Interests                                            5,602
    Dodge & Cox Stock Fund                     Value of Interest in Registered Investment                              12,311
    Vanguard GNMA Portfolio                    Value of Interest in Registered Investment                             405,727
                                                                                                             ----------------
      Subtotal CIGNA Direct                                                                                  $      1,377,372

Outstanding Participant Loans:                 Participant loans, 5.00% to 11.00%, maturing between          $      2,434,995
                                               2004 and 2024                                                 ----------------


        Total                                                                                                $    121,611,616
                                                                                                             ================

Note:   Cost information is not required for participant-directed investments.
*       Sponsored by a party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of June, 2004.

                                            GENERAL GROWTH MANAGEMENT SAVINGS
                                            AND EMPLOYEE STOCK OWNERSHIP PLAN

                                            By: General Growth Management,Inc.,
                                                as Administrator

                                                By: /s/ ROBERT A. MICHAELS
                                                ---------------------------
                                                Robert A. Michaels
                                                Its: President

                                  EXHIBIT INDEX

EXHIBIT
  NO.               DESCRIPTION
-------             -----------
 23.1     Consent of Deloitte & Touche LLP